Exhibit 99.1

Waterdrop Inc. Announces Third Quarter 2024 Unaudited Financial Results

BEIJING, December 11, 2024 - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three and nine months ended September 30, 2024.

Financial and Operational Highlights for the Third Quarter of 2024

•	Marked improvement in profitability and healthy liquidity: In the third quarter of 2024, net profit attributable to our ordinary shareholders reached RMB92.8 million, representing a year-over-year growth of 152.6%. As of September 30, 2024, we continued to generate positive operating cash flow during the third quarter of 2024.

•	Strong business performance: For the third quarter of 2024, the first-year premiums ("FYP") generated through our insurance business amounted to RMB2,041.8 million (US$290.9 million), representing an increase of 20.4% year over year. Net operating revenue was RMB704.1 million (US$100.3 million), representing an increase of 2.6% year over year.

•	Expanded crowdfunding coverage: As of September 30, 2024, around 466 million people cumulatively had donated an aggregate of RMB66.3 billion to 3.32 million patients through Waterdrop Medical Crowdfunding.

•	Dependable performance in patient recruitment: As of September 30, 2024, the Company had cumulatively enrolled over 9,500 patients into 1,137 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “We are delighted to announce another quarter of robust profitability, with net profit attributable to ordinary shareholders reaching 2.5 times that of the third quarter last year.

Our insurance business has achieved a 14.8% quarter-over-quarter growth in FYP and maintained an operating profit margin above 20%. We delivered solid FYP growth in both short-term and long-term insurance, driven by user acquisition, innovative tailor-made products, and the contribution of Shenlanbao. I believe with our data-driven user insights, unique product offerings, and diversified distribution channels, we are well-positioned to maintain a strong competitive advantage.

This quarter marks a significant milestone for our medical crowdfunding business and the industry as a whole, following the issuance of the ‘Measures for Administration of Online Service Platforms for Individuals Seeking Financial Help’ released by Ministry of Civil Affairs of PRC and other government departments on September 5, 2024. The Measures for Administration officially announce the legal framework of fundraising sector, and offer guidance on management and information transparency.

During this quarter, our digital clinical trial solution income continued its growth, realizing a quarter-over-quarter increase of 17.4%. We collaborated with a total of 184 pharmaceutical companies and contract research organizations (“CROs”). Moreover, we enrolled 909 patients and initiated services for 88 new programs during the third quarter of 2024.

We are also delighted to report notable progress in AI. Internally, ‘AI Consultant’, a conversational AI agent powered by our ‘Waterdrop Guardian’ large language model, has reached the capacity to generate million yuan in monthly premiums by serving user inquires. Meanwhile, a new application, ‘AI Service Quality Agent’, was deployed to streamline the service quality inspection process by replacing manual work. Externally, we launched ‘AI Top Sales Platform 3.0’, a conversational AI platform that customizes AI sales agents for businesses, and have initiated pilots with insurance carriers and companies in non-insurance sectors.

We value the trust from our investors and prioritize shareholder returns. By the end of November 2024, the Company had cumulatively repurchased approximately 50.9 million ADSs from the open market. Moreover, we recently completed our second special cash dividend of approximately US$7.3 million.

With our strong execution capability, ample cash reserves and continuous profitability, we will continue to focus on fostering sustainable growth, and strive to deliver substantial returns to our shareholders and investors.”

Financial Results for the Third Quarter of 2024

Operating revenue, net

Net operating revenue for the third quarter of 2024 increased by 2.6% year over year to RMB704.1 million (US$100.3 million) from RMB686.5 million for the same period of 2023. On a quarter-over-quarter basis, net operating revenue increased by 4.1%.

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB600.7 million (US$85.6 million) in the third quarter of 2024, representing a decrease of 3.0% year over year from RMB619.3 million for the third quarter of 2023, which was mainly due to the decrease in technical service income. On a quarter-over-quarter basis, insurance-related income increased by 4.7%.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the third quarter of 2024, we generated RMB65.8 million (US$9.4 million) in service fees, representing an increase of 83.0% year over year from RMB36.0 million for the third quarter of 2023. On a quarter-over-quarter basis, crowdfunding service fees decreased by 5.0%.

•	Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the third quarter of 2024, our digital clinical trial solution income amounted to RMB24.3 million (US$3.5 million), representing a decrease of 12.1% from RMB27.6 million in the same period of 2023. On a quarter-over-quarter basis, digital clinical trial solution income increased by 17.4%.

Operating costs and expenses

Operating costs and expenses decreased by 1.6% year over year to RMB677.7 million (US$96.6 million) for the third quarter of 2024. On a quarter-over-quarter basis, operating costs and expenses increased by 8.6%.

•	Operating costs increased by 9.1% year over year to RMB340.6 million (US$48.5 million) for the third quarter of 2024, as compared with RMB312.3 million for the third quarter of 2023, which was primarily driven by (i) an increase of RMB46.5 million in costs of referral and service fees, partially offset by (ii) a decrease of RMB10.0 million in personnel costs, and (iii) a decrease of RMB7.0 million in the costs for crowdfunding consultants team. On a quarter-over-quarter basis, operating costs increased by 6.7% from RMB319.1 million, primarily due to (i) an increase of RMB32.6 million in costs of referral and service fees, partially offset by (ii) a decrease of RMB8.9 million in personnel costs, and (iii) a decrease of RMB5.1 million in the costs for crowdfunding consultants team.

•	Sales and marketing expenses decreased by 7.7% year over year to RMB173.2 million (US$24.7 million) for the third quarter of 2024, as compared with RMB187.7 million for the same quarter of 2023. The decrease was primarily due to (i) a decrease of RMB36.5 million in personnel costs and share-based compensation expenses, partially offset by (ii) an increase of RMB21.1 million in marketing expenses to third-party traffic channels. On a quarter-over-quarter basis, sales and marketing expenses increased by 10.0% from RMB157.4 million, primarily due to (i) an increase of RMB14.4 million in marketing expenses to third-party traffic channels, (ii) an increase of RMB4.5 million in outsourced sales and marketing service fees to third parties, and partially offset by (iii) a decrease of RMB3.1 million in sales and marketing personnel costs and share-based compensation expenses.

•	General and administrative expenses decreased by 3.2% year over year to RMB111.0 million (US$15.8 million) for the third quarter of 2024, compared with RMB114.6 million for the same quarter of 2023. The year-over-year variance was due to (i) a decrease of RMB24.8 million in professional service fees, (ii) a decrease of RMB5.8 million in personnel costs and share-based compensation expenses, partially offset by (iii) an increase of RMB10.6 million in allowance for doubtful accounts, and (iv) an increase of RMB20.6 million impairment loss for intangible assets related to the acquisition of Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries (“Shenlanbao”). On a quarter-over-quarter basis, general and administrative expenses increased by 18.1% from RMB94.0 million, due to (i) an increase of RMB20.6 million impairment loss for intangible assets related to the acquisition of Shenlanbao, (ii) an increase of RMB6.9 million in personnel costs and share-based compensation expenses, partially offset by (iii) a decrease of RMB6.8 million in professional service fees, and (iv) a decrease of RMB3.1 million allowance for doubtful accounts.

•	Research and development expenses decreased by 28.4% year over year to RMB53.0 million (US$7.5 million) for the third quarter of 2024, compared with RMB73.9 million for the same period of 2023. The decrease was primarily due to a decrease of RMB18.9 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses remained stable.

Operating profit for the third quarter of 2024 was RMB26.5 million (US$3.8 million), as compared with an operating loss of RMB2.1 million for the third quarter of 2023 and an operating profit of RMB52.4 million for the second quarter of 2024.

Interest income for the third quarter of 2024 was RMB36.0 million (US$5.1 million), as compared with RMB32.9 million for the third quarter of 2023 and RMB37.5 million for the second quarter of 2024.

Income tax benefit for the third quarter of 2024 was RMB7.8 million (US$1.1 million), as compared with RMB1.5 million for the third quarter of 2023 and an income tax expense of RMB7.0 million for the second quarter of 2024.

Net profit attributable to the Company’s ordinary shareholders for the third quarter of 2024 was RMB92.8 million (US$13.2 million), as compared with RMB36.7 million for the same period of 2023, and RMB88.3 million for the second quarter of 2024.

Adjusted net profit attributable to the Company’s ordinary shareholders (non-GAAP1) for the third quarter of 2024 was RMB126.0 million (US$18.0 million), as compared with RMB74.3 million for the same period of 2023, and RMB108.7 million for the second quarter of 2024.

Cash position2

As of September 30, 2024, cash position of the Company was RMB3,440.1 million (US$490.2 million), as compared with RMB3,571.6 million as of December 31, 2023.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022, September 2023 and September 2024, respectively, we had cumulatively repurchased approximately 50.9 million ADSs from the open market with cash for a total consideration of approximately US$102.3 million as of November 30, 2024.

Supplemental Information

We organize and report our business in three operating segments:

•	Insurance, which mainly includes Waterdrop Insurance Marketplace, Shenlanbao Insurance Marketplace and technical support service;

•	Crowdfunding, which mainly includes Waterdrop Medical Crowdfunding; and

•	Others, which mainly include Digital Clinical Trial Solution and other new initiatives.

The table below sets forth the segment operating results, with the nine-month comparative figures retrospectively adjusted to conform to this presentation.

1	See the sections entitled “Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

2	Cash position includes cash and cash equivalents, short-term investments, and long-term debt investments included in long-term investments.

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023*	September 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
	（All amounts in thousands）
Operating revenue, net
Insurance	619,269	573,832	600,726	85,603	1,753,049	1,781,335	253,838
Crowdfunding	35,971	69,323	65,839	9,382	122,670	202,512	28,858
Others	31,238	33,001	37,576	5,354	95,624	101,150	14,414
Total consolidated operating revenue, net	686,478	676,156	704,141	100,339	1,971,343	2,084,997	297,110
Operating profit/(loss)
Insurance	145,200	122,955	122,501	17,457	399,914	374,619	53,383
Crowdfunding	(68,793)	(22,936)	(17,902)	(2,551)	(194,058)	(73,075)	(10,413)
Others	(43,713)	(27,450)	(31,716)	(4,520)	(128,157)	(90,598)	(12,911)
Total segment operating profit	32,694	72,569	72,883	10,386	77,699	210,946	30,059
Unallocated items**	(34,762)	(20,205)	(46,413)	(6,614)	(111,081)	(85,748)	(12,219)
Total consolidated operating (loss)/profit	(2,068)	52,364	26,470	3,772	(33,382)	125,198	17,840
Total other income	36,914	38,366	60,842	8,670	126,520	141,989	20,233
Profit before income tax	34,846	90,730	87,312	12,442	93,138	267,187	38,073
Income tax benefit/(expense)	1,479	(7,026)	7,843	1,118	14,609	(7,771)	(1,107)
Net profit	36,325	83,704	95,155	13,560	107,747	259,416	36,966

*	Starting from the second quarter of 2023, our chief operating decision maker began managing the business through three operating segments and assessing performance and allocating resources under this new operating segment structure. The nine-month comparative figures were retrospectively adjusted to conform to this presentation.
**	The share-based compensation and impairment of intangible assets acquired from business combination represent unallocated items in the segment information because our management does not consider these as part of the segment operating performance measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders, foreign currency exchange gain or losses, impairment of intangible assets acquired from business combination and related tax effects on non-GAAP adjustments

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on December 11, 2024 at 7:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	4533234
English Interpretation Line (Listen-only Mode) Entry Number:	2061532

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call until December 18, 2024 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	6305770
English Interpretation Line Access Code:	9765426

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	396,905	442,145	63,005
Restricted cash	577,121	474,683	67,642
Short-term investments	2,996,527	1,912,873	272,582
Accounts receivable, net	693,110	755,427	107,647
Current contract assets	572,871	631,507	89,989
Amount due from related parties	65	250	36
Prepaid expense and other assets	189,846	192,153	27,381
Total current assets	5,426,445	4,409,038	628,282
Non-current assets
Non-current contract assets	134,383	141,262	20,130
Property, equipment and software, net	33,878	237,616	33,860
Intangible assets, net	177,407	153,043	21,808
Long-term investments	211,758	1,122,407	159,942
Right of use assets, net	59,851	55,149	7,859
Deferred tax assets	24,190	29,297	4,175
Goodwill	80,751	80,751	11,507
Total non-current assets	722,218	1,819,525	259,281
Total assets	6,148,663	6,228,563	887,563

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties	9,509	10,043	1,431
Insurance premium payables	591,953	493,596	70,337
Accrued expenses and other current liabilities	597,684	724,610	103,256
Short-term loans	137,557	148,544	21,167
Current lease liabilities	32,908	35,946	5,122
Total current liabilities	1,369,611	1,412,739	201,313
Non-current liabilities
Non-current lease liabilities	27,293	18,464	2,631
Deferred tax liabilities	73,305	85,713	12,214
Total non-current liabilities	100,598	104,177	14,845
Total liabilities	1,470,209	1,516,916	216,158

Mezzanine Equity
Redeemable non-controlling interests	92,760	90,449	12,889

Shareholders' equity
Class A ordinary shares	112	113	16
Class B ordinary shares	27	27	4
Treasury stock	(12)	(15)	(2)
Additional paid-in capital	7,003,423	6,821,616	972,073
Accumulated other comprehensive income	144,107	99,693	14,206
Accumulated deficit	(2,561,963)	(2,300,236)	(327,781)
Total shareholders' equity	4,585,694	4,621,198	658,516
Total liabilities, mezzanine equity and shareholders' equity	6,148,663	6,228,563	887,563

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	686,478	676,156	704,141	100,339	1,971,343	2,084,997	297,110
Operating costs and expenses(i)
Operating costs	(312,278)	(319,101)	(340,560)	(48,529)	(893,401)	(990,904)	(141,203)
Sales and marketing expenses	(187,685)	(157,413)	(173,172)	(24,677)	(565,634)	(512,731)	(73,064)
General and administrative expenses	(114,641)	(93,978)	(110,988)	(15,816)	(306,436)	(293,927)	(41,884)
Research and development expenses	(73,942)	(53,300)	(52,951)	(7,545)	(239,254)	(162,237)	(23,119)
Total operating costs and expenses	(688,546)	(623,792)	(677,671)	(96,567)	(2,004,725)	(1,959,799)	(279,270)
Operating (loss)/profit	(2,068)	52,364	26,470	3,772	(33,382)	125,198	17,840
Other income
Interest income	32,890	37,510	36,005	5,131	101,384	113,319	16,148
Foreign currency exchange (loss)/gain	(3,734)	(444)	7,909	1,127	(2,614)	8,979	1,279
Others, net	7,758	1,300	16,928	2,412	27,750	19,691	2,806
Profit before income tax	34,846	90,730	87,312	12,442	93,138	267,187	38,073
Income tax benefit/(expense)	1,479	(7,026)	7,843	1,118	14,609	(7,771)	(1,107)
Net profit	36,325	83,704	95,155	13,560	107,747	259,416	36,966
Net (loss)/profit attributable to mezzanine equity classified as non-controlling interests shareholders	(417)	(4,586)	2,350	335	(417)	(2,311)	(329)
Net profit attributable to ordinary shareholders	36,742	88,290	92,805	13,225	108,164	261,727	37,295
Other comprehensive income:
Foreign currency translation adjustment, net of tax	8,983	13,497	(83,054)	(11,835)	76,803	(44,414)	(6,329)
Unrealized loss on available for sale investments, net of tax	-	-	-	-	(1,551)	-	-
Total comprehensive income	45,308	97,201	12,101	1,725	182,999	215,002	30,637
Total comprehensive (loss)/profit attributable to mezzanine equity classified as non-controlling interests shareholders	(417)	(4,586)	2,350	335	7,074	(2,311)	(329)
Total comprehensive income attributable to ordinary shareholders	45,725	101,787	9,751	1,390	175,925	217,313	30,966
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,719,628,339	3,660,589,600	3,624,431,887	3,624,431,887	3,793,678,209	3,660,415,080	3,660,415,080
Diluted	3,808,529,672	3,734,346,444	3,689,357,838	3,689,357,838	3,921,118,226	3,726,590,324	3,726,590,324
Net profit per share attributable to ordinary shareholders
Basic	0.01	0.02	0.03	0.00	0.03	0.07	0.01
Diluted	0.01	0.02	0.03	0.00	0.03	0.07	0.01

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(8,944)	(1,320)	(1,993)	(284)	(33,361)	(5,133)	(731)
General and administrative expenses	(22,060)	(16,285)	(21,297)	(3,035)	(66,642)	(51,909)	(7,397)
Research and development expenses	(3,758)	(2,600)	(2,563)	(365)	(11,078)	(8,146)	(1,161)
Total	(34,762)	(20,205)	(25,853)	(3,684)	(111,081)	(65,188)	(9,289)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to the Company’s ordinary shareholders	36,742	88,290	92,805	13,225	108,164	261,727	37,295
Add:
Share-based compensation expense attributable to the Company’s ordinary shareholders	33,810	20,015	25,673	3,658	110,130	64,948	9,255
Foreign currency exchange loss/(gain)	3,734	444	(7,909)	(1,127)	2,614	(8,979)	(1,279)
Impairment of intangible assets acquired from business combination	-	-	20,560	2,930	-	20,560	2,930
Tax effects on non-GAAP adjustments	-	-	(5,140)	(732)	-	(5,140)	(732)
Adjusted net profit attributable to the Company’s ordinary shareholders	74,286	108,749	125,989	17,954	220,908	333,116	47,469